Exhibit 99.3

ADHEREX TECHNOLOGIES INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FRIDAY, APRIL 28, 2006

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the holders of common shares (“Common Shares”) in the capital of Adherex Technologies Inc. (“Adherex” or the “Corporation”) will be held at the Toronto Board of Trade, Downtown Centre, 1 First Canadian Place, 77 Adelaide Street Entrance, Toronto, Ontario at 4 p.m. ET on April 28, 2006 for the following purposes:

1.	to receive the consolidated financial statements of the Corporation for the year ended December 31, 2005, together with the report of the auditors thereon;

2.	to elect directors;

3.	to appoint auditors and to authorize the directors of the Corporation to fix the auditors’ remuneration; and

4.	to transact such further or other business as may properly come before the Meeting or any adjournment thereof.

A copy of the management proxy circular and a form of proxy accompanies this notice as well as a copy of the Corporation’s annual report, which contains the consolidated financial statements of the Corporation for the year ended December 31, 2005, together with the report of the auditors thereon and management’s discussion and analysis of financial condition and results of operations relating thereto.

The board of directors of Adherex has fixed 5:00 p.m. ET on March 27, 2006 (the “Record Date”) as the record date for determining the holders of record of Common Shares who are entitled to receive notice of the Meeting and to attend and vote at the Meeting and any adjournment or postponement thereof.

Shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and return it to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, no later than 4:00 p.m. ET on April 27, 2006, or if the Meeting is adjourned or postponed, no later than 24 hours, Saturdays, Sundays and holidays excepted, preceding the Meeting, or any adjournments or postponement thereof. Proxies may also be deposited with the scrutineers of the Meeting, to the attention of the Chair of the Meeting, at and immediately prior to the commencement of the Meeting or any adjournments or postponement thereof. In order to be represented by proxy, you must complete and submit the enclosed form of proxy or other appropriate form of proxy.

DATED at Durham, NC this 24th day of March, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

D. Scott Murray Vice President, General Counsel and Corporate Secretary

ADHEREX TECHNOLOGIES INC.

MANAGEMENT PROXY CIRCULAR

Unless otherwise stated, information contained in this management proxy circular (the “Circular”) is given as of March 24, 2006. Except as otherwise indicated, all amounts are expressed in United States dollars.

Solicitation and Appointment of Proxies

This Circular is furnished in connection with the solicitation of proxies by management of Adherex for use at the annual general meeting (the “Meeting”) of the shareholders of Adherex to be held at 4 p.m. ET on April 28, 2006 at the Toronto Board of Trade, Downtown Centre, 1 First Canadian Place, 77 Adelaide Street Entrance, Toronto, Ontario, and at any adjournment thereof, for the purposes set forth in the accompanying notice of annual general meeting (the “Notice of Meeting”).

The persons named in the form of proxy accompanying this Circular are officers and/or directors of Adherex. A holder of Common Shares (a “Shareholder”) has the right to appoint a person, who need not be a Shareholder, other than the persons named in the form of proxy accompanying this Circular, as nominee to attend and act for and on behalf of such Shareholder at the Meeting, and may exercise such right by inserting the name of such person in the blank space provided on the form of proxy, or by executing a proxy in a form similar to the form of proxy accompanying this Circular. If a Shareholder appoints one of the persons named in the form of proxy accompanying this Circular as the nominee of the Shareholder and does not direct such nominee to vote either for or against or withhold from voting on a matter or matters with respect to which an opportunity to specify how the Common Shares registered in the name of such Shareholder are to be voted, the proxy shall be voted FOR the matter or matters set forth on such proxy and in the discretion of the person appointed on all other matters (if any) upon which the Shareholder is entitled to cast a vote. A proxy nominee need not be a Shareholder. If the Shareholder is a corporation, the proxy must be executed by an officer or properly appointed attorney.

In order for a proxy to be effective at the Meeting, it must be addressed to the Corporate Secretary of Adherex and be mailed to or deposited by hand with Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not later than 4:00 p.m. ET on April 27, 2006 or, if the Meeting is adjourned or postponed, not later than 24 hours (excluding any day which is not a business day) before the time of the adjourned or postponed Meeting, or any further adjournment or postponement thereof. Proxies may also be deposited with the scrutineers of the Meeting, to the attention of the Chair of the Meeting, at or immediately prior to the commencement of the Meeting, or any adjournment or postponement thereof. An undated but executed proxy will be deemed to be dated the date of this Circular.

The solicitation of proxies for the Meeting will be primarily by mail, but proxies may also be solicited personally or by telephone by employees or agents of Adherex. Employees of Adherex will not receive any extra compensation for such activities. Adherex will pay brokers or other persons holding Common Shares in their own names, or in the names of nominees, for their reasonable expenses for sending proxies and proxy material to beneficial owners of Common Shares and requesting authority to execute proxies in respect of such Common Shares. The solicitation of proxies by this Circular is being made by or on behalf of the management of Adherex and its board of directors (the “Board”) and the total cost of this solicitation will be borne by Adherex.

Voting of Proxies

The Common Shares represented by a proxy at the Meeting will be voted for or withheld from voting in each of the election of directors and appointment of auditors and authorizing the Board to fix the auditors remuneration

(together, the “Ordinary Matters”) in accordance with the instructions of the Shareholder. If no choice is specified in the proxy or the instructions are not certain, the persons named in the form of proxy accompanying this Circular will vote FOR all of the matters proposed by management at the Meeting and described in the Notice of Meeting and in the discretion of the person appointed on all other matters (if any) upon which the Shareholder appointing the proxy is entitled to cast a vote.

The form of proxy accompanying this Circular, when properly completed and executed, confers discretionary authority upon the persons named therein with respect to any amendment or variation to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. Management of Adherex and the Board knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters that are not now known to management of Adherex or the Board should properly come before the Meeting, the Common Shares represented by proxies given in favour of the persons named in the form of proxy accompanying this Circular will be voted on such matters in accordance with the discretion of such person.

Revocation of Proxies

A Shareholder may revoke a previously given proxy by:

(i)	completing and signing a proxy bearing a later date and depositing it with Computershare Investor Services Inc. as described above;

(ii)	depositing an instrument in writing signed by the Shareholder or an attorney authorized by a document signed in writing or by electronic signature (if the Shareholder is a corporation, under its corporate seal by an officer or attorney thereof properly authorized, indicating the capacity under which such officer or attorney is signing), or by transmitting, by telephonic or electronic means, a revocation signed by electronic signature, or by any other manner permitted by law, which must be received either (A) with Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not later than 4:00 p.m. ET on April 27, 2006 or (B) with the scrutineers of the Meeting to the attention of the Chair of the Meeting on the day of the Meeting prior to the taking of the vote to which such proxy relates, or any adjournment thereof; or

(iii)	in any other manner permitted by law.

Advice to Beneficial Holders of Common Shares

This section applies to beneficial holders of Common Shares only. The information set forth in this section is of significant importance to many holders of Common Shares, as a substantial number of Shareholders do not hold Common Shares in their own name.

The Notice of Meeting, the proxy and this Circular are being sent to both registered and non-registered owners of Common Shares. Only registered holders of Common Shares, or the persons that they appoint as proxies, are permitted to attend and vote at the Meeting. In many cases, however, Common Shares are beneficially owned by a shareholder (a “Beneficial Holder”) and are registered either:

1.	in the name of an intermediary (an “Intermediary”) that the Beneficial Holder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

2.	in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, the proxy and this Circular (collectively, the “Meeting Materials”) to CDS and all of the Intermediaries for delivery to Beneficial Holders.

Intermediaries are required to forward the Meeting Materials to Beneficial Holders unless a Beneficial Holder has waived the right to receive them. Often, Intermediaries will use service companies to forward the Meeting Materials to Beneficial Holders. Generally, Beneficial Holders who have not waived the right to receive Meeting Materials will either:

(a)	be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Beneficial Holder but which is otherwise uncompleted – because it has already been signed by the Intermediary, this proxy does not need to be signed by the Beneficial Holder and, in this case, the Beneficial Holder who wishes to submit a proxy should properly complete the proxy and deposit it with Computershare as described above; or

(b)	more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Beneficial Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page, pre-printed form. Sometimes, instead of the one page, pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Beneficial Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

The purpose of these procedures is to permit Beneficial Holders to direct the voting of the Common Shares that they beneficially own. If a Beneficial Holder who receives either a proxy or a voting instruction form wishes to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Beneficial Holder), the Beneficial Holder should strike out the names of the persons named in the proxy and insert the Beneficial Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on that form. In either case, Beneficial Holders should carefully follow the instructions of their Intermediaries and their service companies, including those regarding when and where the proxy or proxy authorization form is to be delivered.

Record Date and Entitlement to Vote

The Record Date for the purpose of determining Shareholders entitled to receive the Circular and to vote at the Meeting has been fixed as 5 p.m. ET on March 27, 2006 (the “Record Date”). Each Shareholder at the close of business (5 p.m. ET) on the Record Date is entitled to attend the Meeting in person or by proxy and to cast one (1) vote for each Common Share held by such Shareholder on the Record Date.

Quorum

According to the Corporation’s by-laws, since the Corporation’s Common Shares are now listed on the American Stock Exchange, the quorum for the transaction of business at any meeting of Shareholders shall be two or more persons present in person or represented by proxy holding not less than 33 1/3% of the then issued and outstanding Common Shares.

Voting Securities and Principal Holders of Voting Securities

Effective July 29, 2005, we consolidated our Common Shares at a ratio of one Common Share for every five Common Shares then outstanding. The share consolidation equally affected all of our Common Shares, stock options and warrants outstanding at the effective date. The number of Common Shares, stock options and warrants as well as per share data and per stock option data have been adjusted for all periods presented to reflect the one-for-five share consolidation. As at March 24, 2006, there were 42,628,933 Common Shares issued and outstanding. Each Common Share carries the right to one vote at the Meeting.

At the close of trading on March 24, 2006, to the knowledge of the directors and senior officers of Adherex, as of the date of this Circular, only HBM BioVentures (Cayman) Ltd. beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of Adherex carrying more than 10% of the voting rights attached to all of the outstanding Common Shares as follows:

Shareholder	No. of Common Shares	% of Outstanding
HBM BioVentures (Cayman) Ltd.	5,592,717(1)	13.1%

(1)	Excludes a warrant to purchase 107,142 shares of common stock at an exercise price of CAD$2.15, expiring December 3, 2007, a warrant to purchase 1,883,286 shares of common stock at an exercise price of CAD$2.15, expiring December 19, 2008, a warrant to purchase 377,358 shares of common stock at an exercise price of CAD$3.50, expiring May 20, 2007 and a warrant to purchase 321,429 shares of common stock at an exercise price of U.S. $1.40, expiring on July 20, 2008.

As at March 24, 2006, the directors and senior officers of Adherex and, to the knowledge of the directors and senior officers of Adherex, after reasonable enquiry, their respective associates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 1,714,324 Common Shares (approximately 4.0% of all outstanding Common Shares on such date) and options and warrants to purchase 4,518,057 Common Shares (approximately 7.4% of the aggregate of all outstanding Common Shares and all Common Shares subject to outstanding options and warrants to purchase Common Shares on such date).

Approval Requirements and Eligible Voting Shares

Each of the Ordinary Matters must be approved by a simple majority of the votes cast by Shareholders, present in person or by proxy at the Meeting. For these purposes, any spoiled votes, illegible votes, defective votes and abstentions will not be considered votes cast.

Other Business

Other than the Ordinary Matters, management of Adherex does not intend to present and does not have any reason to believe that others will present, at the Meeting, any item of business other than those set forth in this Circular. If, however, any other business is properly presented at the Meeting and may properly be considered and acted upon, proxies will be voted by those named in the applicable form of proxy in their sole discretion, including with respect to any amendments or variations to the matters identified herein.

ORDINARY MATTERS

Election of Directors

The number of directors of Adherex to be elected at the Meeting is seven (7). The following are the names of the persons for whom it is intended that votes will be cast for their election as directors of the Corporation pursuant to the proxy which is hereby solicited, unless the Shareholder directs therein that such Shareholder’s Common Shares be withheld from voting in the election of directors:

Dr. William P. Peters

Mr. Raymond Hession

Dr. Donald W. Kufe

Dr. Fred H. Mermelstein

Dr. Peter Morand

Dr. Robin J. Norris

Dr. Arthur T. Porter

The term of office for each such person will be until Adherex’s next annual meeting or until such person’s successor is elected or appointed. In the event that prior to the Meeting any vacancies occur in the slate of nominees submitted above, it is intended that discretionary authority shall be exercised to vote the proxy hereby solicited (unless otherwise directed as aforesaid) for the election of any other person or persons as directors. Adherex management is not now aware that any of such nominees would be unwilling to serve as a director if elected.

The following table sets forth the name of each person proposed at the date hereof to be nominated by management for election to the Board, such person’s principal occupation or employment, all other positions with Adherex and any significant affiliate thereof now held by such person, if any, the year in which such person became a director of Adherex and the number of Common Shares beneficially owned by such person, directly or indirectly, or over which such person exercises control or direction.

The Corporation has an Audit Committee, a Compensation Committee, a Nominating Committee and a Governance Committee. The members of such committees are listed below.

Name and Province/State and Country of Residence, Position	Current Principal Occupation and Principal Occupation For Previous Five Years	Director Since	Number of Common Shares Held	% of Common Shares Held
William P. Peters, MD, PhD, MBA Florida, USA Chief Executive Officer and Chairman of the Board of Directors	Chairman and CEO of Adherex; previously, President, Institute for Strategic Analysis and Innovation of the Detroit Medical Center, and President, Director and CEO of the Karmanos Cancer Institute	Nov 2002	115,982	0.27%

Raymond Hession (1)(2)(4) Ontario, Canada Lead Independent Director of the Board of Directors	Chairman, Ontario Health Quality Council; Immediate Past Chairman, The Ottawa Hospital	Dec 1998	171,832	0.40%

Donald W. Kufe, MD (2)(3) Massachusetts, USA Director	Professor of Medicine, Dana-Farber Cancer Institute, Harvard Medical School	Dec 2003	—	—

Name and Province/State and Country of Residence, Position	Current Principal Occupation and Principal Occupation For Previous Five Years	Director Since	Number of Common Shares Held	% of Common Shares Held
Fred H. Mermelstein, PhD (3)(4) Boston, USA Director	Founder, CEO and President of Javelin Pharmaceuticals, Inc.; previously, Director of Venture Capital, Paramount Capital Investments, LLC	Nov 2002	1,363,410	3.20%

Peter Morand, PhD (1)(4) Ontario, Canada Director	President, Peter Morand & Associates	Dec 1998	55,000	0.13%

Robin J. Norris, MD North Carolina, USA President, Chief Operating Officer and Director	President and COO of Adherex; previously, COO of PowderJect plc	Nov 2002	8,100	0.02%

Arthur T. Porter, MD, MBA (1)(2)(3) Quebec, Canada Director	Executive Director, McGill University Health Centre; previously, President and CEO, Detroit Medical Center	Feb 2004	—	—

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating Committee
(4)	Member of the Governance Committee

William P. Peters, MD, PhD, MBA

Dr. Peters has been the Chief Executive Officer of Adherex since March 2003, the Chairman of the Board since February 2004, and a member of the Board since November 2002. From March 2003 to February 2004, Dr. Peters served as the Vice Chairman of the Board. Dr. Peters has served on the faculty at Harvard University, Duke University and Wayne State University. He originated the solid tumor high-dose chemotherapy and bone marrow transplant program at the Dana-Farber Cancer Institute, and was Director of Bone Marrow Transplantation, Professor of Medicine at Duke University from 1984 to 1995 and was an Associate Director of the Cancer Center. He then became President, Director and CEO of the Karmanos Cancer Institute from 1995 to 2001. Simultaneously, he served as Associate Dean for Cancer at Wayne State University and Senior Vice President for Cancer Services at the Detroit Medical Center. In 2001, he organized the Institute for Strategic Analysis and Innovation at the Detroit Medical Center of which he served as President. Dr. Peters has three Bachelor’s degrees (Biochemistry, Biophysics and Philosophy) from the Pennsylvania State University, received his MPhil, MD and PhD degrees from the Columbia University College of Physicians & Surgeons in New York and trained clinically at Harvard University Medical School’s Brigham and Women’s Hospital and Dana-Farber Cancer Institute in Boston, MA. He is board certified in internal medicine and medical oncology. He earned his MBA at the Duke University Fuqua School of Business. Dr. Peters also serves on the board of directors of Aegera Therapeutics Inc. and Javelin Pharmaceuticals, Inc.

Raymond Hession

Mr. Hession has been on the Board of Adherex since December 1998. Mr. Hession is Chairman of the Ontario Health Quality Council and Immediate Past Chairman of The Ottawa Hospital. Mr. Hession has previously served as President of Canada Mortgage and Housing Corporation, Deputy Minister of Industry for the Canadian Government and President of Kinburn Technologies Corporation.

Donald W. Kufe, MD

Dr. Kufe has been on the Board of Adherex since December 2003. Dr. Kufe is the chair of the Scientific and Clinical Advisory Board of Adherex. Dr. Kufe received his MD in 1970 from the University of Rochester School of Medicine and postgraduate training at Harvard’s Beth Israel Hospital. Subsequently, he undertook extensive laboratory-based research in molecular virology at the Institute of Cancer Research of Columbia University. In 1979, he joined the faculty of Harvard’s Dana-Farber Cancer Institute where he is now Professor of Medicine. He has served as Chief of the Division of Cancer Pharmacology, Deputy Director of the Dana-Farber Cancer Center, Director of the Harvard Phase I Oncology Group and Leader of the Experimental Therapeutics Program. He has served as the senior editor of Cancer Medicine, one of the major text books in oncology, and on the editorial board of multiple international cancer research journals.

Fred H. Mermelstein, PhD

Dr. Mermelstein has been a director of Adherex since November 2002. Dr. Mermelstein is a founder, CEO and President of Javelin Pharmaceuticals, Inc. (formerly Innovative Drug Delivery Systems, Inc.) and served as Director of Venture Capital at Paramount Capital Investments, LLC, a merchant banking and venture capital firm specializing in biotechnology, from 1998 to 2003. He has served as director and Chief Science Officer of PolaRx Biopharmaceuticals, and is a director of both Cardiome Pharma and the Jordan Heart Foundation. Dr. Mermelstein holds a dual Ph.D. in Pharmacology and Toxicology from Rutgers University and University of Medicine and Dentistry of New Jersey (UMDNJ) Robert Wood Johnson Medical School. He completed his post-doctoral training supported by two grant awards, a National Institutes of Health fellowship and a Howard Hughes Medical Institute fellowship in the department of biochemistry at UMDNJ Robert Wood Johnson Medical School.

Peter Morand, PhD

Dr. Morand has been a director of Adherex since December 1998. Dr. Morand is President of Peter Morand & Associates Inc. and previously served as President, CEO and director of the Canadian Science and Technology Growth Fund Inc., a venture capital fund that invests in the commercialization of the results of early-stage advanced technology companies, from 1996 to 2005. Dr. Morand is a member of the Boards of Directors of D-Box Technology Inc., the Institute on Governance and the Ottawa Life Sciences Council (past Chair) and is a member of the Advisory Boards of Variation Biotechnologies Inc. and the Institute on Biodiagnostics. Dr. Morand is past President of the Natural Sciences and Engineering Research Council (NSERC, 1990-95), a Canadian federal agency that invests more than $600 million annually in support of university research. Prior to his NSERC appointment, Dr. Morand spent many years at the University of Ottawa as Professor of Chemistry and occupied the positions of Dean of Science and Engineering and Vice Rector. Dr. Morand started his career in the pharmaceutical industry at Ayerst Laboratories.

Robin J. Norris, MD

Dr. Norris has been the Chief Operating Officer of Adherex since January 2002, President of Adherex since June 2002 and a member of the Board since November 2002. Prior to joining Adherex, Dr. Norris was Chief Operating Officer and Chairman of the Scientific Advisors Committee of PowderJect plc from March 1998 to December 2001 and Chief Operating Officer of Noven Inc. from March 1995 to March 1998. Dr. Norris received his medical education and degree in the United Kingdom with postgraduate qualifications in obstetrics, general medicine and pharmaceutical medicine. Following eight years of clinical practice, Dr. Norris has spent over 20 years in the pharmaceutical industry, predominantly based in the United States, but with global drug development responsibilities. During his career, Dr. Norris has been responsible for the successful development of a wide range of pharmaceutical products and devices moving and transitioning them from fundamental “bench-level” research and development through the regulatory process and into the global marketplace.

Arthur T. Porter, MD, MBA

Dr. Porter, who has served as a director of Adherex since February 2004, was originally nominated pursuant to an arrangement with HBM BioVentures (Cayman) Ltd. Dr. Porter has served as the Executive Director of the McGill University Health Centre since January 2004. Dr. Porter was the President and Chief Executive Officer of the Detroit Medical Center from 1999 to 2003. From 1991 to 1998, Dr. Porter served as the Chief of the Gershenson Radiation Oncology Center at Harper Hospital, Radiation Oncologist-in-Chief at the Detroit Medical Center. He has also served as Senior Radiation Oncologist at the Cross Cancer Institute in Edmonton, Alberta and Associate Professor in the Faculty of Medicine at the University of Alberta, Chief of the Department of Radiation Oncology at the London Regional Cancer Centre and Chairman of the Department of Oncology at Victoria Hospital Corporation. Dr. Porter has served as a director of Munder Funds since 2002 and Universal Healthcare Management Systems since 2003.

Appointment of Auditors

The persons named in the accompanying form of proxy intend to vote for the re-appointment of PricewaterhouseCoopers LLP as Adherex’s auditors to hold office until the next annual meeting of Shareholders and to authorize the Board to fix the remuneration of the auditors, unless the Shareholder has specified in the form of proxy that the shares represented by such form of proxy are to be withheld from voting in respect thereof. PricewaterhouseCoopers LLP was first appointed the Corporation’s auditors on March 17, 1999.

STATEMENT OF EXECUTIVE COMPENSATION

The Corporation changed its financial year from June 30 to December 31 effective December 31, 2004.

Summary Compensation Table

The following table, presented in accordance with the rules and regulations under the Securities Act (Ontario), sets forth all annual and long-term compensation for services in all capacities to the Corporation for the three most recently completed financial periods in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer and the other three most highly compensated executive officers of the Corporation at December 31, 2005 whose total annualized salary and bonus for the year ended December 31, 2005 would exceed CAD$150,000 (together, the “Named Executive Officers”). Unless otherwise stated, amounts are in United States dollars, our current reporting and functional currency.

		Annual Compensation					Long-Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary ($)		Bonus ($)		Other Annual Compensation ($)	Securities Under Options Granted(6)	All Other Compensation ($)
Dr. William P. Peters(1) Chief Executive Officer and Chairman of the Board	December 2005 December 2004(7) June 2004 June 2003	454,167 212,500 356,250 106,500	*	60,000 182,500 335,000 40,000	*	Nil Nil Nil Nil	813,601 32,000 1,004,217 750,000	2,327 4,856 Nil Nil

James A. Klein, Jr.(2) Chief Financial Officer	December 2005 December 2004(7) June 2004 June 2003	185,000 80,000 29,697 Nil		55,500 50,000 15,000 Nil		Nil Nil Nil Nil	52,500 5,000 215,000 Nil	1,053 385 Nil Nil

Dr. Robin Norris(3) President and Chief Operating Officer	December 2005 December 2004(7) June 2004 June 2003	236,000 112,500 225,000 225,000	*	70,800 57,000 52,500 Nil		Nil Nil Nil Nil	60,000 Nil 112,000 40,000	2,157 4,408 Nil Nil

Dr. Rajesh K. Malik(4) Chief Medical Officer	December 2005 December 2004(7) June 2004 June 2003	235,000 58,583 Nil Nil		67,500 35,000 Nil Nil		Nil Nil Nil Nil	16,800 150,000 Nil Nil	1,289 199 Nil Nil

Dr. Brian Huber(5) Chief Scientific Officer	December 2005 December 2004(7) June 2004 June 2003	185,000 30,708 Nil Nil		55,500 25,000 Nil Nil		Nil Nil Nil Nil	64,000 150,000 Nil Nil	1,366 119 Nil Nil

*	Represents amounts in Canadian dollars.

(1)	Dr. Peters joined the Corporation as CEO and Vice Chairman on March 12, 2003 and was appointed Chairman on February 28, 2004. Pursuant to an agreement dated February 19, 2003, Dr. Peters received an initial annual salary of US$350,000. Compensation presented for fiscal year ended June 2003 represents approximately 4 months compensation. Dr. Peters’ current annual salary is US$486,875.
(2)	Mr. Klein joined the Corporation as Chief Financial Officer on April 26, 2004. Pursuant to an agreement dated April 26, 2004, Mr. Klein received an initial annual salary of US$160,000. Compensation presented for fiscal year ended June 2004 represents approximately 2 months compensation. Mr. Klein’s current salary is US$197,950.
(3)	Dr. Norris joined the Corporation as Chief Operating Officer on January 1, 2002 and was appointed President of the Corporation on June 14, 2002. Pursuant to an agreement dated December 12, 2001, Dr. Norris received an initial annual salary of CAD$225,000. Dr. Norris’ current salary is US$245,440.

(4)	Dr. Malik joined the Corporation as the Chief Medical Officer on September 7, 2004. Pursuant to an agreement dated August 9, 2004, Dr. Malik received an initial annual salary of US$185,000. Compensation presented for fiscal period ended December 2004 represents approximately 4 months compensation. Dr. Malik’s current salary is US$257,500.
(5)	Dr. Huber joined the Corporation as Chief Scientific Officer on October 25, 2004. Pursuant to an agreement dated October 25, 2004, Dr. Huber received an initial annual salary of US$165,000. Compensation presented for fiscal period ended December 2004 represents approximately 2 months compensation. Dr. Huber’s current salary is US$203,500.
(6)	Securities Under Options Granted indicates the number of Common Shares under options granted in the indicated fiscal period only.
(7)	The fiscal year December 2004 consisted of only six months, or the period from July 1, 2004 through December 31, 2004, as the Corporation changed its fiscal year end from June 30 to December 31 effective December 31, 2004.

Options

The following table sets forth stock options to purchase Common Shares granted to the Named Executive Officers under the Stock Option Plan, or otherwise, during the year ended December 31, 2005:

Name and Position	Securities Under Options Granted (#)	% of Total Options Granted in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Dr. William P. Peters Chief Executive Officer and Chairman of the Board	441,601 192,000 150,000 30,000	50.8%	$1.20 $1.20 $1.10 $0.88	$1.20 $1.20 $1.10 $0.88	2012 2012 2012 2012

James A. Klein, Jr. Chief Financial Officer	13,500 39,000	3.3%	$1.20 $0.88	$1.20 $0.88	2012 2012

Dr. Robin Norris President and Chief Operating Officer	15,000 45,000	3.7%	$1.20 $0.88	$1.20 $0.88	2012 2012

Dr. Rajesh K. Malik Chief Medical Officer	7,200 9,600	1.0%	$1.20 $0.88	$1.20 $0.88	2012 2012

Dr. Brian E. Huber Chief Scientific Officer	12,000 52,000	4.0%	$1.20 $0.88	$1.20 $0.88	2012 2012

Aggregated Option Exercises and Fiscal Period-End Option Values

The following table sets forth details of all exercises of stock options to purchase Common Shares during the year ended December 31, 2005 by each of the Named Executive Officers and the financial period-end value of unexercised in-the-money options on an aggregated basis:

Name and Position	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2005 Exercisable / Unexercisable (#)	Value of Unexercised in-the-Money Options at December 31, 2005 Exercisable / Unexercisable ($)
Dr. William P. Peters Chief Executive Officer and Chairman of the Board	Nil	Nil	2,419,818/180,000	Nil/Nil

James A. Klein, Jr. Chief Financial Officer	Nil	Nil	111,667/160,833	Nil/Nil

Dr. Robin Norris President and Chief Operating Officer	Nil	Nil	207,066/124,934	Nil/Nil

Dr. Rajesh K. Malik Chief Medical Officer	Nil	Nil	75,000/91,800	Nil/Nil

Dr. Brian E. Huber Chief Scientific Officer	Nil	Nil	75,000/139,000	Nil/Nil

Securities Authorized for Issuance Under Equity Compensation Plan

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders(1)	3,663,741 1,582,806	CAD$2.39 US$1.14	1,016,853

Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	5,246,547	N/A	1,016,853

(1)	The current Stock Option Plan provides for grants denominated in US and CAD dollars. This table presents the number and weighted-average exercise price of outstanding options by the currency associated with the original grants. The numbers presented include 700,000 options with an exercise price of CAD$2.25 that were specifically approved by the Corporation’s shareholders on December 16, 2003 and granted to Dr. Peters outside of the Adherex Stock Option Plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

Pursuant to an employment agreement dated February 19, 2003 between Dr. William P. Peters and Adherex, Dr. Peters became employed as Chief Executive Officer and Vice Chairman of the Adherex effective March 12, 2003 for a five-year term, and was appointed Chairman of the Board on February 28, 2004. Pursuant to this agreement, Dr. Peters (a) received an initial annual salary in the amount of US$350,000 (Dr. Peters’ current annual salary is US$486,875), (b) received a signing bonus totaling US$200,000, of which US$40,000 was paid at the time of signing and US$80,000 was paid on each of July 1, 2003 and December 15, 2003, and (c) was granted an option to purchase up to 750,000 Common Shares at an exercise price of CAD$1.65 per share. The employment agreement also provided that on one occasion, upon the closing of an equity financing or strategic partner contract of at least US$3.75 million, Dr. Peters would be granted additional options sufficient for his aggregate option holdings to be 5% of the Common Shares of Adherex, calculated on a fully diluted basis, immediately following the closing of such a transaction, subject to and conditional upon applicable regulatory and shareholder approvals (the “Financing Grant Provision”). Accordingly, upon the occurrence of such a transaction in December 2003, the Financing Grant Provision provided for Dr. Peters to receive options to purchase 1,477,819 Common Shares, which would have brought his option holdings to 5% on a fully diluted basis, subject to applicable regulations and approvals. Adherex obtained shareholder approval on December 16, 2003 for 700,000 of such shares that were granted to Dr. Peters outside of Adherex’s Stock Option Plan. However, at that time, the Toronto Stock Exchange required that no person may hold options representing more than 5% of Adherex’s equity at any given time on an issued and outstanding basis (the “TSX Limit”). Accordingly, on December 30, 2003, Dr. Peters was granted options to purchase 770,217 Common Shares at an exercise price of CAD$2.25 per share, which together with Common Shares issuable under his other option holdings represented 5% of the issued and outstanding Common Shares at such time. In May 2004, Adherex made a further grant to Dr. Peters under the Financing Grant Provision of options to purchase 234,000 Common Shares at an exercise price of CAD$2.90 per share when Adherex increased its issued and outstanding shares by virtue of its two equity financings in that month. In December 2004, the Corporation made a further grant to Dr. Peters under the Financing Grant Provision of options to purchase 32,000 Common Shares at an exercise price of CAD$1.95 per share. Finally, on April 5, 2005, Adherex made a grant to Dr. Peters of options to purchase 441,601 Common Shares at an exercise price of US$1.20 per share, representing the remaining of the originally targeted 1,477,819 options under the Financing Grant Provision. The agreement also provides that annual bonuses, if any, will be awarded to Dr. Peters at the sole discretion of the Board. In the event of termination without “cause,” or in the event Dr. Peters terminates his employment for Good Reason or a Change of Control (as such terms are defined in the agreement), Adherex is obligated to pay Dr. Peters severance compensation equal to 24 months of salary. On October 14, 2005, the term of Dr. Peters’ employment agreement was extended by the Board through March 2010.

Pursuant to an employment agreement dated April 26, 2004 between James A. Klein, Jr. and Adherex, Mr. Klein is employed as Adherex’s Chief Financial Officer. Pursuant to this agreement, Mr. Klein (a) received an initial annual salary in the amount of US$160,000 (Mr. Klein’s current annual salary is US$197,950), (b) was granted options to purchase up to 200,000 Common Shares at a price per share of CAD$2.65 under Adherex’s Stock Option Plan, (c) received a signing bonus of US$15,000, and (d) may receive annual bonuses at the sole discretion of the Board. If Mr. Klein’s employment terminates due to a change in control of Adherex, any then-remaining unvested shares shall immediately vest and be fully exercisable. If Mr. Klein is dismissed from employment by Adherex for any reason other than “cause,” Adherex is obligated to pay Mr. Klein severance compensation equal to six months of salary.

Pursuant to an employment agreement dated December 12, 2001 between Dr. Robin Norris and Adherex, Dr. Norris became employed as Adherex’s Chief Operating Officer, and was appointed President of Adherex on June 14, 2002. Pursuant to this agreement, Dr. Norris (a) received an initial annual salary in the amount of CAD$225,000 (Dr. Norris’ current annual salary is US$245,440), (b) was granted options to purchase up to 120,000 Common Shares at a price per share of CAD$1.65 under Adherex’s Stock Option Plan, and (c) was reimbursed for certain expenses related to his relocation from Colorado to Ottawa. If Dr. Norris is dismissed from employment by Adherex for any reason other than “cause,” Adherex is obligated to pay Dr. Norris severance compensation equal to 12 months of salary.

Pursuant to an employment agreement dated August 9, 2004 between Dr. Rajesh K. Malik and the Corporation, Dr. Malik is employed as our Chief Medical Officer. Pursuant to this agreement, Dr. Malik (a) received an initial annual salary in the amount of US$185,000 (Dr. Malik’s current annual salary is US$257,500), (b) was granted options to purchase up to 150,000 Common Shares at a price per share of CAD$2.00 under Adherex’s Stock Option Plan, (c) received a signing bonus of US$35,000, and (d) may receive annual bonuses at the sole discretion of the Board. If Dr. Malik’s employment terminates due to a change in control of the Corporation, any then remaining unvested shares shall immediately vest and be fully exercisable. If Dr. Malik is dismissed from employment by the Corporation without “cause,” we are obligated to pay Dr. Malik severance compensation consisting of health insurance benefits and his then current base salary for the lesser of six months or until he has accepted alternative employment.

Pursuant to an employment agreement dated October 25, 2004 between Dr. Brian E. Huber and the Corporation, Dr. Huber is employed as the Chief Scientific Officer. Pursuant to this agreement, Dr. Huber (a) received an initial annual salary in the amount of US$165,000 (Dr. Huber’s current annual salary is US$203,500), (b) was granted options to purchase up to 150,000 Common Shares at a price per share of CAD$1.95 under Adherex’s Stock Option Plan, (c) received a signing bonus of US$25,000, and (d) may receive annual bonuses at the sole discretion of the Board. If Dr. Huber is dismissed from employment by the Corporation without “cause,” we are obligated to pay Dr. Huber severance compensation consisting of health insurance benefits and his then current base salary for the lesser of six months or until he has accepted alternative employment.

On December 14, 2005, the Corporation amended the option agreements with current executive officers and members of the Board relating to options granted prior to and on that date to provide that such executive officers and members of the Board would be allowed up to three years after concluding their employment or engagement with the Corporation to exercise their options that have vested on or prior to such conclusion of employment or engagement, provided that no options shall vest following such cessation of employment or engagement.

In addition to such employment agreements, each of Drs. Peters, Norris, Malik and Huber, as well as Mr. Klein, is a party to a confidentiality and intellectual property agreement with Adherex.

Composition of the Compensation Committee

The following served as members of the Compensation Committee during fiscal period ending December 31, 2005, in each case for the entire fiscal year:

Dr. Porter (Chair)

Mr. Hession

Dr. Kufe.

The Board has determined that each member of the Compensation Committee is “independent.”

Report on Executive Compensation

The Compensation Committee submitted the following report on executive compensation.

Mandate of the Compensation Committee

It is the task of the Compensation Committee to periodically review Adherex’s compensation structure with respect to its executive officers, including its Chief Executive Officer, to ensure that Adherex continues to attract and retain qualified and experienced individuals to its management team and to motivate these individuals to perform to the best of their ability and in Adherex’s best interests. The Compensation Committee determines the compensation of the executive officers of the Corporation, evaluates and approves the compensation plans, policies and programs of the Corporation and recommends to the Board from time to time other incentive compensation plans that it determines should be considered. In February 2004, Adherex’s Board restated the charter of the Compensation Committee, a current copy of which can be found in the corporate governance section of Adherex’s website at www.adherex.com.

General Compensation Philosophy

The key components of executive officer compensation are salaries, bonuses and stock options, with salaries currently receiving the greatest emphasis followed by bonuses and then stock options. Adherex’s policy with respect to the compensation of executive officers is to establish annual goals with respect to corporate development and the individual areas of responsibility of each executive officer and then to review total compensation with respect to the achievement of these goals. In addition, the Compensation Committee recognizes the importance of ensuring that overall compensation for executive officers is competitive in today’s market in order to attract, retain and motivate individuals with the qualifications and commitment needed to enhance shareholder value and maintain Adherex’s competitiveness in its market segment. In order to assess this competitiveness, the Corporation has identified a comparator group consisting of seven local and ten other U.S. and Canadian organizations in the biotechnology industry that have comparable market capitalizations, products for cancer under development and/or product candidates at similar stages of development.

Salary and Cash Bonuses

It is Adherex’s policy that the base salaries paid to its executive officers, in addition to the criteria set out above, reflect Adherex’s success in achieving the prior year’s goals as well as the individual’s responsibility, experience and achievements. Each year a series of objectives are set out for each executive and for the executive team as a whole to determine the opportunity for cash bonuses. These objectives are prioritized and assigned potential values in light of overall company objectives, including with respect to scientific, clinical, regulatory, intellectual property, business and corporate development and financial objectives. Both base salaries and bonuses are reviewed by the Compensation Committee on an annual basis to ensure that the relevant criteria are satisfied. Adherex’s executive officers demonstrated outstanding effort and dedication in 2005 and helped the Corporation achieve several of its key objectives, including Adherex’s entering into the development and license agreement with GlaxoSmithKline (GSK) and the advancement of certain of its product candidates in preclinical and clinical development. The bonus payouts for 2005 reflect both the level of each executive’s achievement of individual objectives as well as the level of the executive team’s achievement of its goals.

Stock Options

The annual compensation considerations also include the awarding of stock options. The granting of options to the executive officers under Adherex’s Stock Option Plan serves three purposes: (1) to recognize significant performance during the past year, (2) to provide long-term incentives for future efforts since the value of the options is directly dependent on the market valuation of the Corporation, and (3) to retain individuals as the options typically vest over time. When determining whether and how many new option grants will be made, the Compensation Committee takes into account the amount and terms of outstanding options.

Chief Executive Officer Compensation

The Compensation Committee is charged with annually reviewing and approving corporate goals and objectives relevant to the Chief Executive Officer’s compensation, evaluating the Chief Executive Officer’s performance in light of those goals and objectives, and fixing and determining the Chief Executive Officer’s level of salary and award of bonus and incentive options based on this evaluation. In determining the long-term incentive component of the Chief Executive Officer’s compensation, the Compensation Committee considers the Corporation’s performance and relative shareholder return, the value of similar incentive awards to chief executive officers at companies in the comparator group, the awards given to the Chief Executive Officer in past years, and such other factors as the Compensation Committee considers relevant. Specifically, the Compensation Committee’s review and evaluation includes measurement of the following areas:

•	The achievement of corporate objectives, such as partnerships and business development, and consideration of those achievements in light of budgetary constraints;

•	The Corporation’s financial condition;

•	The Corporation’s share price and market capitalization; and

•	The advancement of it product candidates, both preclinical and clinical.

Salary

During the fiscal year ended December 31, 2005, the Compensation Committee awarded a salary increase for the Chief Executive Officer effective June 1, 2005 from US$425,000 to US$475,000 that had been deferred at Dr. Peters’ request until completion of the GSK development and license agreement. Dr. Peters’ current annual salary is US$486,875. Based on the 17 comparator companies indicated above, Dr. Peters’ base salary is at the high end of the range but his total cash compensation is close to the average total cash compensation paid to the chief executive officers of comparable companies.

Annual Bonus

The employment contract with the Chief Executive Officer provides that subject to the satisfactory achievement of agreed upon goals, the Chief Executive Officer may receive an annual bonus and additional stock options as determined in the sole discretion of Board The Compensation Committee developed a set of guidelines for the awarding of bonuses as part of their development of the 2005 objectives, which included emphasis on the completion of a partnership deal, financing the Corporation’s operations, appreciation of the share price and market capitalization, advancement of the drug products through specified development milestones and other discretionary considerations. The following were the major considerations in these objectives:

•	The achievement of the GSK development and license agreement;

•	The achievement of financing for the Corporation, including an investment by GSK;

•	The absence of share price appreciation;

•	The absence of market capitalization appreciation; and

•	The significant advances in both the preclinical and clinical drug development pipelines in 2005.

Notwithstanding the absence of share price and market capitalization appreciation and the delay in the initiation of certain planned clinical trials, several major corporate goals were achieved and in recognition of Dr. Peters’ contributions in 2005, the Compensation Committee awarded Dr. Peters a bonus of US$60,000.

Options

Over the course of 2005, Adherex made grants of an aggregate of 813,601 options to purchase Common Shares to Dr. Peters. Options to purchase 441,601 Common Shares related to the Financing Grant Provision described above under “Termination of Employment, Change in Responsibilities and Employment Contracts” and options to purchase 192,000 Common Shares related to options that were approved for grant but deferred as part of Dr. Peters’ 2004 year-end performance review. The remainder, or options to purchase 180,000 Common Shares, were granted with respect to his performance, achievements and leadership in 2005. Adherex thus placed a significant portion of his total compensation package at risk to provide appropriate long-term incentive as the option grants deliver a return only if Adherex’s common stock appreciates over the term of the options.

Performance Graph

The following graph compares the percentage change, from June 30, 2001 to December 31, 2005, in the cumulative total shareholder return for $100 invested in Common Shares with the cumulative total return of the S&P/TSX Composite Index.

Compensation of Directors

During the fiscal year ended December 31, 2005, Adherex’s non-executive directors, as a group, were paid an aggregate of US$27,500 in cash fees. In addition, during this period, the non-executive directors were granted options to purchase an aggregate of 266,605 Common Shares at an weighted average exercise price of US$1.19 per share. These amounts include additional fees and options granted to each of Mr. Hession, Dr. Porter and Dr. Kufe for their roles as Lead Independent Director, Chairs of the various Board committees, and Scientific and Clinical Advisory Board Chair. Director cash fees ranged from US$4,000 to US$6,000 per director. During the year ended December 31, 2005, directors who were also employees received no compensation for serving on the Board. Each non-executive director is paid US$2,000 for each Board meeting attended in person, US$500 for regular teleconference meetings (Level I), US$750 for extended teleconference meetings (Level II) and US$1,000 for extended and complex meetings (Level III). These various categories reflect the fact that the Board conducts a substantial portion of its work by teleconference, with some of the teleconferences being extended in time commitment and complexity. The Level III category is generally intended to be reserved for extended teleconference activities, such as retreats, in excess of two and one half hours. Directors who are also employees will receive no compensation for serving on the Board for the year ending December 31, 2006.

Stock Option Plan

The Amended and Restated Stock Option Plan was adopted to develop the interest and incentive of eligible employees, directors and other service providers of the Corporation in the Corporation’s growth and development by giving eligible Participants (as defined below) an opportunity to purchase Common Shares on a favorable basis, thereby advancing the interests of the Corporation, enhancing the value of the Common Shares for the benefit of all Shareholders and increasing the ability of the Corporation to attract and retain skilled and motivated individuals in the service of the Corporation. The total number of Common Shares that may be currently issued by the Corporation under the Stock Option Plan is 5,600,000, representing approximately 13% of the currently issued and outstanding Common Shares. As of March 24, 2006, options for an aggregate of 4,546,547 Common Shares have been granted and remain issued and outstanding under the Stock Option Plan, representing approximately 10.7% of the currently issued and outstanding Common Shares, and options for 36,600 Common Shares have been exercised under the Stock Option Plan, representing 0.09% of the currently issued and outstanding Common Shares. These numbers do not include options for 700,000 Common Shares, representing approximately 1.6% of the currently issued and outstanding Common Shares, which were specifically approved by the Corporation’s shareholders on December 16, 2003 and granted to Dr. Peters outside of the Stock Option Plan. Although granted outside of the Stock Option Plan, these options were granted with an exercise price equal to the market price of the Common Shares on the date of grant, a term of seven (7) years from the date of grant, vesting as to one third immediately upon granting, another third on the next day following the one year anniversary of the date of grant, and the last third on the next day following the two year anniversary of the date of grant, and otherwise had terms similar to options granted by the Corporation pursuant to the Stock Option Plan.

Within the above aggregate limit of 5,600,000 Common Shares, the Stock Option Plan contains no limits on the number or percentage of such options that may be granted to insiders of the Corporation or to any one person. On December 16, 2003, the shareholders of the Corporation authorized the Corporation to delete from the Stock Option Plan a restriction that the number of Common Shares reserved for issuance pursuant to options to any one person must not exceed 5% of the Corporation’s issued and outstanding Common Shares. The Board subsequently removed this restriction from the Stock Option Plan on March 18, 2005 following amendments to the TSX Company Manual on January 1, 2005, which basically provided that TSX-listed issuers were no longer subject to the 5% limitation.

The Board has the right, in its sole discretion, to alter, amend or discontinue the Stock Option Plan from time to time and at any time. However, no such amendment or discontinuation may alter or impair the rights or increase the obligations under the Stock Option Plan of Participants without the consent of the Participants. Further, any amendment to the Stock Option Plan is subject to prior regulatory approval and in some circumstances, the approval of Shareholders.

Participation in the Stock Option Plan shall be limited to directors, employees and service providers who are designated from time to time by the Compensation Committee (each, a “Participant”). Subject to the terms of the Stock Option Plan, the Compensation Committee determines the Participants designated to participate in the Stock Option Plan, the number of Common Shares such Participant is entitled to purchase and the price at which the Common Shares may be purchased and the applicable vesting period. The option price at which the Common Shares may be purchased under the Stock Option Plan is based upon the fair market value of the Common Shares of the Corporation at the time of grant.

Options granted under the Stock Option Plan must be exercised within a period of seven (7) years from the date of grant, failing which the Participant’s right to purchase such Common Shares lapses. Unless otherwise determined by the Compensation Committee and specifically set forth in the stock option agreement executed by the Participant, options vest and may be exercised by the Participant as to one-third on each of the first, second and third anniversaries of the date of grant. The Compensation Committee may, however, in its sole discretion by written notice to any Participant, accelerate the vesting of all or any of the options of a Participant such that the options become immediately fully vested. The Participant’s rights under the options granted under the Stock Option Plan are not assignable or transferable by the Participant and may not be subject to any other alienation, sale, pledge or encumbrance by such Participant during the Participant’s lifetime, and therefore the options are exercisable during the Participant’s lifetime only by the Participant. The Corporation does not currently have any arrangements in place for financial assistance to facilitate the purchase of securities by Participants under the Stock Option Plan.

A Participant’s right to exercise options ceases following any of the following events (each of which, a “Participant Termination Date”): (i) if an employee, such Participant’s employment with the Corporation or any of its subsidiaries is terminated for any reason, (ii) if a director, such Participant director cease to be a director on the Board for any reason, or (iii) if a service provider, such Participant service provider ceases to provide services to the Corporation. In such case, the Participant, or the Participant’s legal representative, as the case may be, may only exercise such options that are then vested any time prior to the earlier of: (x) the original expiry date of such option, or (y) within 30 days of the Participant Termination Date, or if specifically approved by the Board, such later date which may not be more than three (3) years following the Participant Termination Date.

Directors’ and Officers’ Liability Insurance

Adherex has liability insurance for its directors and officers. The aggregate annual premium for that insurance is approximately US$180,000, no part of which is payable by the directors and officers of the Corporation. The insurance coverage under the policy for each loss is limited to an aggregate of US$10,000,000 for each policy year. The policy provides for a US$150,000 deductible for any securities claim made by the Corporation and for any other claim made by the Corporation and there shall be no deductible for any claim made by a director or officer.

Indebtedness of Directors and Executive Officers

No individual, who is or was a director, executive officer or employee of Adherex, nor any proposed nominee for election as a director of Adherex, nor any associate of any one of them:

(i)	is or, at any time since the beginning of Adherex’s most recent completed financial period, has been indebted to Adherex or any of its subsidiaries; or

(ii)	was indebted to another entity, which indebtedness is, or was at any time during Adherex’s most recent completed financial period, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Adherex or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

In accordance with the Canada Business Corporations Act (CBCA), directors who have a material interest in any person who is a party to a material contract or a proposed material contract with Adherex are required, subject to certain exceptions, to disclose that interest and abstain from voting on any resolution to approve that contract.

On July 20, 2005, Adherex completed a private placement offering of 6,078,627 units for gross proceeds of US$8.5 million in connection with a development and license agreement with GSK, which invested US$3 million as a part of the financing. The units were issued at a purchase price of US$1.40 per unit. Each unit consisted of one common share of Adherex and 0.30 of a common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share of Adherex at an exercise price of US$1.75 per share for a period of three years. HBM BioVentures (Cayman) Ltd., Centennial Towers, 3rd Floor, 2454 West Bay Road, Grand Cayman, Cayman Islands, a holder of 13.1% of Adherex’s issued and outstanding Common Shares, purchased 1,071,429 units as part of the offering.

To the knowledge of Adherex, other than disclosed above, no informed person or proposed nominee for election as a director of Adherex and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of Adherex’s last completed financial period or in any proposed transaction which has materially affected or would materially affect Adherex or any of its subsidiaries.

REPORT ON CORPORATE GOVERNANCE

Adherex believes that good corporate governance is important to ensure that Adherex is managed for the long-term benefit of its shareholders. In connection with Adherex’s commitment to comply with the standards of applicable securities legislation, Adherex has continued to review its corporate governance practices and policies and has compared them to developing practices and regulation in Canada and the United States. In particular, Adherex has considered the developing rules and guidelines for corporate governance practices and policies, and related disclosures, promulgated by the Canadian Securities Administrators, the U.S. Securities and Exchange Commission and the American Stock Exchange, as well as the Sarbanes-Oxley Act of 2002. During the past year, there have been several changes to the corporate governance and corporate governance disclosure requirements applicable to the Corporation. Specifically, the Canadian Securities Administrators introduced in final form National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “National Instrument”) and National Policy 58-201 – Corporate Governance Guidelines (the “National Policy”), both of which came into force on June 30, 2005 and effectively replaced the Corporate Governance Guidelines of the TSX. Also, amendments were made to Multilateral Instrument 52-110 – Audit Committees (the “Multilateral Instrument”).

In February 2004, Adherex’s Board adopted a Mandate of the Board of Directors, Corporate Governance Guidelines and a Code of Business Conduct and Ethics applicable to all officers, directors and employees of Adherex. The Board also (i) restated the charter of the Audit Committee, (ii) established a separate Governance Committee and adopted a written charter for the committee, (iii) restated the charter of the Compensation Committee, (iv) established a Nominating Committee and adopted a written charter for the committee, and (v) appointed a Lead Independent Director, currently Mr. Raymond Hession. Each of the various committee charters and other corporate governance documents are regularly reviewed and updated. You can access Adherex’s current committee charters, Mandate of the Board of Directors, Corporate Governance Guidelines and Code of Business Conduct and Ethics in the corporate governance section of Adherex’s website at www.adherex.com.

Set out below is a description of certain corporate governance practices of the Corporation, as required by the National Instrument.

Board of Directors

The National Policy recommends that boards of directors of reporting issuers be composed of a majority of independent directors. With five (5) of the current seven (7) directors considered “independent,” the Board is composed of a majority of independent directors. Of the seven (7) candidates proposed for election as directors at the Meeting, five (5) qualify as “independent.” The five (5) independent directors are: Mr. Hession and Drs. Kufe, Mermelstein, Morand and Porter. Two (2) have material relationships with the Corporation and are therefore not independent. Dr. Peters, Chief Executive Officer of the Corporation and Chairman of the Board, and Dr. Norris, President and Chief Operating Officer of the Corporation, are considered to have a material relationship with the Corporation by virtue of their executive officer positions. Adherex is of the view that the composition of its Board reflects a diversity of background and experience that are important for effective corporate governance.

During the financial year ended December 31, 2005, the Board did not hold any meetings in the absence of directors who are not “independent,” however, certain Committees did conduct executive sessions during meetings where all participants were independent directors. In order to facilitate open and candid discussion among its independent directors, the Corporate Governance Guidelines provide that independent directors should meet at least annually without the presence of management or non-independent directors, that the Lead Independent Director is authorized to call additional meetings of the independent directors and that the Lead Independent Director is authorized to act as the presiding director at such meeting and to develop the agenda for such meetings. In addition, each Board member is free to suggest the inclusion of items on any Board or Committee meeting agenda and suggest pre-meeting materials to either the Chair of the Board or the Lead Independent Director. At any meeting of the Board, each Board member is also free to raise subjects that are not on the agenda for that meeting. Furthermore, each Board committee and the Lead Independent Director, on behalf of the independent directors as a group, shall have the authority to hire legal, accounting, financial or other advisors as they may deem necessary in their best judgment, without the need to obtain the prior approval of any officer of the Corporation. The Chief Financial Officer of the Corporation will arrange for payment of the invoices of any such third party.

Directors’ Attendance

For the fiscal period ended December 31, 2005, the Board met on ten occasions, the Audit Committee met on four occasions, the Compensation Committee met on five occasions, the Governance Committee met once and the Nominating Committee held no meetings. The Board was comprised of Mr. Hession and Drs. Kufe, Mermelstein, Morand, Norris, Peters and Porter and each director served for the entire period. Mr. Karmanos, who resigned as a director of the Corporation on July 15, 2005, attended no Board or committee meetings in the fiscal period ended December 31, 2005.

The following table sets forth the attendance of directors at meetings of the Board, the Audit Committee, the Compensation Committee and the Governance Committee.

Director	Attendance at Board Meetings	Committees	Attendance at Committee Meetings
William P. Peters	10/10	—	—

Raymond Hession	8/10	Audit Committee Compensation Committee Governance Committee	3/4 3/5 1/1

Donald W. Kufe	10/10	Compensation Committee	5/5

Fred H. Mermelstein	9/10	Governance Committee	1/1

Peter Morand	10/10	Audit Committee Governance Committee	4/4 1/1

Robin J. Norris	10/10	—	—

Arthur T. Porter	7/10	Audit Committee Compensation Committee	3/4 5/5

The Board expects management to be responsible for the day-to-day operations of and to implement the approved strategic business plan within the context of authorized budgets and corporate policies and procedures. Management is expected to report regularly to the Board in a comprehensive, accurate, and timely fashion on Adherex’s business and affairs.

Lead Independent Director

Dr. Peters, Adherex’s Chairman of the Board, is the Corporation’s Chief Executive Officer and therefore not “independent.” Adherex’s Corporate Governance Guidelines require that the Board designate an independent director to act in a lead capacity to perform certain functions, as Lead Independent Director. The Lead Independent Director shall be elected annually by the independent directors. Mr. Hession is the current Lead Independent Director. The Lead Independent Director’s authority and responsibilities include:

•	consulting with the Chairman of the Board on an appropriate schedule for Board meetings, seeking to ensure that the independent directors can perform their duties responsibly;

•	providing the Chairman of the Board with input into agendas for Board meetings;

•	advising the Chairman of the Board as to the quality, quantity and timeliness of the flow of information from management that is necessary for the independent directors to perform their duties responsibly, with the understanding that the independent directors will receive any information requested on their behalf by the Lead Independent Director;

•	calling, and acting as the presiding director at, meetings of the independent directors, and developing the agenda for such meetings;

•	acting as principal liaison between the independent directors, the Chairman of the Board and the Chief Executive Officer on sensitive issues;

•	providing input to the Compensation Committee regarding the Chief Executive Officer’s performance and meeting, along with the Compensation Committee, with the Chief Executive Officer to discuss the Board’s evaluation of his or her performance; and

•	any other responsibilities as may be determined from time to time by the Board.

Mandate of the Board of Directors

The Board has the overall responsibility for the strategic planning and general management of Adherex’s business and affairs. In fulfilling its responsibilities, the Board is responsible for, among other things:

•	adoption of a strategic plan for Adherex;

•	approval of the annual operating and capital expenditure budgets;

•	identification of the principal risks of Adherex’s business and ensuring the implementation of the appropriate systems to manage these risks;

•	succession planning for Adherex, including appointing and monitoring senior management;

•	adoption of a communications policy for Adherex;

•	approval of acquisitions, dispositions, investments and financings, which exceed certain prescribed limits;

•	integrity of Adherex’s internal control and management information systems; and

•	development of clear position descriptions for directors, including the Chair of the Board, the Lead Independent Director and the Chair of each Board committee; and, together with the CEO, a clear position description for the CEO.

The Board discharges its responsibilities directly and through committees that have specific areas of responsibility. The frequency of Board meetings and the nature of items discussed during the meetings depend on the opportunities or risks that Adherex faces. The Board, directly and through its committees, has adopted a process whereby it assesses the risk factors that must be identified and managed to ensure Adherex’s long-term viability.

The Board mandate generally describes the Board’s expectation of management and provides a list of specific matters for which management must obtain Board approval prior to implementation. The Board mandate also provides that the Board annually establish performance objectives for the CEO, which responsibility has been delegated to the Compensation Committee. In addition, the Board receives regular updates from management concerning the Corporation’s progress toward achieving corporate goals. The Board has also delegated to the Compensation Committee responsibility for evaluating the CEO’s compensation, which evaluation includes review of the CEO’s performance against annual performance objectives for the year and input from the Lead Independent Director as well as other directors.

The Board Mandate is attached as Exhibit “A” to this Circular.

Position Descriptions

The Board Mandate and the Nominating Committee Charter provide that the Board, with recommendations from the Nominating Committee, is responsible for the development of clear position descriptions for directors, including the Chair of the Board, the Lead Independent Director and the chair of each board committee; and, together with the Chief Executive Officer, a clear position description for the Chief Executive Officer, which includes delineating management’s responsibilities. To date, formal written position descriptions have not been finalized, however, the roles and responsibilities of the Chair and Lead Independent Director are delineated in the

Corporate Governance Guidelines. The roles and responsibilities of the Chief Executive Officer are generally delineated in his employment agreement and in the Board Mandate under the heading “Expectations of Management.”

Ethical Business Conduct

In February 2004, Adherex’s Board adopted a Mandate of the Board of Directors, Corporate Governance Guidelines and a Code of Business Conduct and Ethics (the “Code”) applicable to all officers, directors and employees of Adherex. You can access the Code in the corporate governance section of Adherex’s website at www.adherex.com and the Code has been filed on and is accessible through SEDAR at www.sedar.com. Adherex is committed to adhering to applicable legal requirements and maintaining the highest standards of conduct and integrity. The Code is intended to promote those goals in conjunction with the Corporation’s Insider Trading Policy, Disclosure Policy and Audit Committee Complaint Procedures. The Code sets out the legal and ethical standards of conduct for personnel of Adherex and addresses topics such as: reporting obligations and procedures; honest and ethical conduct and conflicts of interest; compliance with applicable laws and Corporation policies and procedures; confidentiality of corporate information; use of corporate assets and opportunities; public disclosure and books and records; and non-retaliation. The Board is not aware of any conduct of a director or officer that constitutes a departure from the Code and, as a result, since the beginning of Adherex’s fiscal year ended December 31, 2005, there have been no material change reports filed that pertain to such a departure.

The Code provides that the Governance Committee shall monitor and periodically evaluate compliance with the Code and its application to the Corporation’s business. In addition, the Code sets out the procedures adopted by the Audit Committee for the receipt, retention and treatment of complaints and concerns regarding accounting, internal accounting control, or auditing matters. In each case, the Code provides that the Corporation will not discipline, discriminate against or retaliate against any employee who reports a complaint or concern in good faith, whether or not the information is ultimately proven to be correct, or who cooperates in any investigation or inquiry thereof.

In order to ensure independent judgment in considering transactions or agreements in which a director or officer has a material interest, the Code contains a process that must be followed regarding the disclosure, consultation and approval of transactions involving potential conflicts of interest. As a first step, officers and directors must disclose such matters to the Chief Executive Officer and to the Chair or any other disinterested member of the Governance Committee charged with reviewing conflicts of interest. The Board has adopted rules for what activities constitute conflicts of interest and potential conflicts of interest, as well as procedures for determining whether a relationship or transaction constitutes a conflict of interest, the current versions of which are attached as appendices to the Code. Following disclosure, any officer or director must avoid or terminate any activity that involves an actual or reasonably apparent conflict of interest unless it is determined at the appropriate level that the activity is not a conflict of interest or is otherwise not harmful to the Corporation or improper. Disinterested members of the Governance Committee shall make any such determination.

In accordance with the CBCA, directors who have a material interest in any person who is a party to a material contract or a proposed material contract with us are required, subject to certain exceptions, to disclose that interest and abstain from voting on any resolution to approve that contract. In addition, no director, director nominee or officer may enter into any transaction or relationship that is disclosable by such person or the Corporation pursuant to the CBCA or by the Corporation pursuant to U.S. Securities and Exchange Commission (“SEC”) Form 20-F, Item 7-B (Related Party Transactions) without the prior approval of the disinterested members of the Nominating (where appropriate) and Governance Committees, and no such person may directly or indirectly approve, or represent the Corporation or the other party in arranging, the terms of any transaction between the Corporation and a party with which he/she has any relationship of a type that is disclosable by such person or the Corporation pursuant to the CBCA or by the Corporation pursuant to SEC Form 20-F, Item 7-B (Related Party Transactions). All transactions between the Corporation and a party with which a director, officer or employee has such a relationship shall be on an arm’s-length basis.

Orientation and Continuing Education

Responsibility for the oversight of orientation for new directors and continuing education programs for all directors with respect to the Corporation’s business and financial matters, corporate governance and other appropriate subjects is assigned to the Governance Committee under its charter. In this regard, the Governance Committee’s duties include ensuring the adequacy of the orientation and education program for new members of the Board. All current members have been members of the Board since the implementation of the Governance Committee charter and the National Instrument, and thus, to date, no new director orientation has been formally carried out by the Board.

The Governance Committee is also responsible for arranging continuing education for directors in order to ensure that directors maintain the skill and knowledge necessary to meet their obligations as directors. Given the Corporation’s limited resources, to date, no external continuing education programs have been sponsored by the Corporation but members of the Board are free to attend such programs as they determine necessary and in the Corporation’s best interest. The Corporation also provides directors with the opportunity to meet with senior management of the Corporation, including the Chief Financial Officer and the General Counsel, as well as external advisors, at any time and such personnel and advisers are regularly invited to present at Board meetings or in connection with bi-annual Board retreats to provide updates in legal, accounting, governance and other business developments. Many meetings are held at the Corporation’s premises, allowing directors the opportunity to gain additional insight into the Corporation’s operations. In addition, analyst reports and other information relating to the Corporation’s business and the industry in which it operates are presented at Board meetings and strategy sessions and industry-related articles of interest are distributed to Board members from time to time. Pursuant to each Committee charter, directors are permitted to obtain advice and assistance from internal or external advisors, including for the purposes of continuing education and developments relevant to board responsibilities.

Nomination of Directors

The Nominating Committee of the Board is charged with nominating activities, including determining desired Board skills and attributes for directors; conducting appropriate and necessary evaluations of the backgrounds and qualifications of possible director candidates; and recommending director nominees for approval by the Board or the Shareholders.

The Nominating Committee currently is composed entirely of independent directors: Dr. Kufe (Chair), Dr. Mermelstein and Dr. Porter. The Nominating Committee held no meetings in the fiscal period ending December 31, 2005.

The Nominating Committee will not rely on a fixed set of qualifications for director nominees. The Nominating Committee’s primary mandate with respect to director nominees is to create a Board with a broad range of skills and attributes that will be aligned with Adherex’s strategic needs. The Nominating Committee is authorized to retain advisors and consultants and compensate them for their services.

Compensation

The Board is responsible for establishing director and executive officer compensation and reviews such compensation at least as often as annually. The Board believes that directors should be fairly compensated for undertaking the responsibilities associated with serving as a director. At the same time, director compensation should be consistent with market practices generally. The Board delegates to the Compensation Committee responsibility for periodically assessing market practices for director and executive officer compensation. In addition, the Nominating Committee evaluates director compensation in the context of evaluating director recruitment and retention.

The Compensation Committee operates under a written charter adopted by the Board. The Compensation Committee is currently composed entirely of independent directors: Dr. Porter (Chair), Mr. Hession and Dr. Kufe. The Compensation Committee held five meetings in the fiscal period ending December 31, 2005.

In addition to director compensation, the Compensation Committee of the Board determines the compensation to be paid to Adherex’s executive officers and periodically reviews Adherex’s compensation structure to ensure that Adherex continues to attract and retain qualified and experienced individuals to Adherex’s management team and motivate these individuals to perform to the best of their ability and in Adherex’s best interests. Among other things, the Compensation Committee considers compensation levels of comparable positions in similarly sized organizations in the biotechnology industry. The Compensation Committee also administers Adherex’s Stock Option Plan and approves new stock option grants.

Other Board Committees

The Board has created audit, compensation, nominating and governance committees to ensure that the Board functions independently of management. It is also customary practice for directors (i) to regularly receive detailed information describing Adherex’s performance, and (ii) when necessary, to speak directly with management regarding additional information required on particular matters of interest. Moreover, directors have access to information independent of management through Adherex’s external auditors.

Audit Committee

On behalf of the Board, the Audit Committee of the Board retains, oversees and evaluates Adherex’s independent auditors, reviews the financial reports and other financial information provided by Adherex, including audited financial statements, and discusses the adequacy of disclosure with management and the auditors. The Audit Committee also reviews the performance of the independent auditors in the annual audit and in assignments unrelated to the audit, assesses the independence of the auditors, and reviews their fees. The Audit Committee is also responsible for reviewing Adherex’s internal controls over financial reporting and disclosure.

The Audit Committee operates under a written charter adopted by the Board. The Multilateral Instrument requires certain disclosures be cross-referenced with respect to the Audit Committee when soliciting proxies from Shareholders for the purpose of electing directors. The Corporation is relying on the exemption found in Part 7 of the Multilateral Instrument applicable to U.S. Listed Issuers but Shareholders can refer to Item 16C of Part II of the Corporation’s Annual Report on Form 20-F for the fiscal period ended December 31, 2005 for related disclosures. The Audit Committee met four times during the fiscal period ending December 31, 2005. The Audit Committee is currently composed entirely of independent directors, each of whom the Board has determined is “financially literate” for purposes of the Multilateral Instrument Mr. Hession (Chair), Dr. Morand and Dr. Porter.

Governance Committee

The Governance Committee of the Board develops, recommends and oversees the effectiveness of Adherex’s corporate governance guidelines. In addition, the Governance Committee oversees the orientation and education of directors and the process of evaluating the Board and its committees.

The Governance Committee is currently composed entirely of independent directors: Mr. Hession (Chair), Dr. Mermelstein, and Dr. Morand. The Governance Committee held one meeting in the fiscal period ending December 31, 2005.

Assessments

Under its written charter, the Nominating Committee is responsible for assessing the effectiveness of the Board as a whole and the committees of the Board on an annual basis. The Nominating Committee and the Board as a whole periodically conduct a self-evaluation to determine whether the Board and its committees are functioning effectively. Each director and executive officer is requested to complete, on an annual basis, a written evaluation with respect to, among other things: (i) the performance of the CEO and the executive officers; (ii) the performance and effectiveness of the Board and its committees; and (iii) the contributions of the directors to the Board and its committees. The results of the evaluations are summarized and presented to the full Board. The Nominating Committee and the Board from time to time discuss what actions, if any, could improve Board and committee performance.

Retention of Outside Advisors

Adherex’s Corporate Governance Guidelines provide that the Board, each Board committee and the Lead Independent Director, on behalf of the independent directors as a group, shall have the authority to hire legal, accounting, financial or other advisors as they may deem necessary in their best judgment, without the need to obtain the prior approval of any officer of the Corporation. The Corporation will arrange for payment of the invoices of any such third party.

SHAREHOLDER PROPOSALS FOR NEXT YEAR’S ANNUAL MEETING

The CBCA permits certain eligible shareholders of the Corporation to submit shareholder proposals to the Corporation, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the Corporation must receive shareholder proposals for the annual meeting of shareholders of the Corporation to be held in 2007 is December 22, 2006.

ADDITIONAL INFORMATION

Financial information for the financial year ended December 31, 2005 is provided in the Corporation’s consolidated financial statements and management’s discussion and analysis (“MD&A”) which are included in the Annual Report. Securityholders who wish to be added to the mailing list for the annual and interim financial statements and MD&A should complete the appropriate sections of the proxy or contact the undersigned at 4620 Creekstone Drive, Suite 200, Durham, NC 27703.

The Corporation’s Annual Report on Form 20-F for the fiscal period ended December 31, 2005 (including the consolidated financial statements and MD&A) and other information relating to the Corporation is available on SEDAR at www.sedar.com.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Circular and its sending to Shareholders have been approved by the Board of Directors.

DATED at Durham, NC this 24th day of March 2006.

BY ORDER OF THE BOARD OF DIRECTORS

D. Scott Murray Vice President, General Counsel and Corporate Secretary

Exhibit “A”

ADHEREX TECHNOLOGIES INC.

Mandate of the Board of Directors

A.	Responsibilities

The Board of Directors (the “Board”) of Adherex Technologies Inc. (the “Company”) is responsible for the stewardship of the Company. All directors shall act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board retains plenary authority and power to do all lawful acts and things as are not by law or otherwise directed or required to be exercised or done by the shareholders of the Company or in some other manner. In carrying out its responsibilities, the Board of Directors (or the committees of the Board of Directors duly constituted by the Board of Directors to the extent such delegation is permitted by law and is specifically made by the Board of Directors) shall have the following specific responsibilities:

1.	the adoption of a corporate strategic plan that includes the periodic review and approval of business plans, which take into account, among other things, the opportunities and risks of the business;

2.	the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;

3.	the adoption of processes for succession planning, the periodic review of succession plans for key members of senior management, including the Chief Executive Officer (the “CEO”), and the appointment and training of, and monitoring the performance and compensation of senior management, including officers of the Company;

4.	the adoption of a communications policy and the periodic review of such policy;

5.	the establishment of adequate systems of internal controls and management information systems;

6.	the adoption of corporate governance guidelines or principles applicable to the Company, including with respect to: (i) the size and composition of the Board; (ii) the orientation of new directors; (iii) the provision of continuing education to directors; (iv) the compensation and tenure of directors; (v) the periodic assessment (at least annually) of the performance of the Board, its committees and directors, this Mandate, the Charter for each committee of the Board; and (vi) the position description(s) applicable to each individual director, as well as the competencies and skills each individual director is expected to bring to the Board;

7.	the oversight of the maintenance by management of practices and processes to ensure compliance with applicable laws and appropriate ethical standards, including the adoption by management of corporate policies and procedures and the adoption of a written code of business conduct and ethics applicable to directors, officers and employees of the Company containing standards that are reasonably designed to deter wrongdoing;

8.	to the extent feasible, satisfying itself as to the integrity of the CEO and other senior officers and that the CEO and other senior officers create a culture of integrity throughout the Company;

9.	the submission of matters or questions requiring the approval of shareholders to the shareholders for approval;

10.	the approval of the submission to the shareholders of any amendment to the articles of the Company or the approval of any adoption, amendment or repeal of any bylaws of the Company;

11.	the recommendation of candidates for election or appointment to the Board of Directors, including the review of nominations recommended by shareholders;

12.	the approval of the annual objectives of the Company and the Chief Executive Officer, and the assessment of the performance of the Company and the Chief Executive Officer against the approved objectives;

13.	the approval of an annual operating budget for the Company and its subsidiaries on a consolidated basis;

14.	the authorization of the issuance of securities of the Company as required in accordance with applicable laws;

15.	the declaration of dividends on shares of the Company or the approval of the purchase, redemption or other acquisition of shares issued by the Company as required in accordance with applicable laws;

16.	the oversight of the reliability and integrity of accounting principles and practices followed by management, financial statements and other financial reporting, and disclosure practices followed by management;

17.	the oversight of the qualifications and independence of the independent auditors of the Company and the approval of the terms of their audit and non-audit service engagements as required in accordance with applicable laws and the requirements of any stock exchanges on which the Company lists its securities and of securities regulatory authorities, as adopted or in force or amended from time to time, and the assessment of the performance of the independent auditors, the filling of a vacancy in the office of the independent auditor between shareholders’ meetings, and the recommendation of the annual appointment or, if appropriate, the removal, of the independent auditors of the Company to the shareholders of the Company for their approval in accordance with applicable laws;

18.	the approval of the annual audited consolidated financial statements of the Company and, as required in accordance with applicable laws, the approval of the quarterly unaudited consolidated financial statements of the Company and overview of the accounting principles and practices followed by management;

19.	the approval of prospectuses, annual information forms, annual reports on Form 20-F, 40-F or 10-K or other applicable form, as the case may be, and proxy circulars and proxy statements sent to shareholders of the Company and the review of managements’ discussion and analyses of financial condition and results of operations, and other material disclosure documents as determined by the Board of Directors from time to time;

20.	the establishment and periodic review of the Company’s measures for receiving feedback from security holders;

21.	the development of clear position descriptions for directors, including the Chair of the Board, a “Lead Independent Director” and the chair of each board committee; and, together with the CEO, a clear position description for the CEO, which includes delineating management’s responsibilities;

22.	the oversight of the management of environmental risks and practices, charitable activities and other social responsibility matters; and

23.	to the extent not otherwise referred to above, the review and approval of all proposed transactions and matters described below under the heading “B. Decisions Requiring Prior Approval of the Board”

and, where applicable, in accordance with the requirements of the Canada Business Corporations Act, the stock exchanges on which the Company lists its securities and securities regulatory authorities, as adopted or in force or amended from time to time.

In discharging its duties and responsibilities, the Board of Directors is expected to be fully diligent in its oversight to avoid fraud or abuse. Accordingly, the Board may conduct such examinations, investigations or inquiries, and engage such special legal, accounting or other advisors, at the expense of the Company, at such time or times and on such terms and conditions as the Board of Directors considers appropriate.

B.	Decisions Requiring Prior Approval of the Board

In addition to such other approvals as required by applicable law or the stock exchanges on which the Company lists its securities and securities regulatory authorities, the Board (or the committees of the Board duly constituted by the Board to the extent such delegation is permitted by law and is specifically made by the Board of Directors) shall review and approve:

1.	the strategic plan, financial plans and operating budget of the Company on at least an annual basis;

2.	the quarterly and annual financial statements of the Company;

3.	all material capital expenditures not part of the approved operating budget, all mergers and acquisitions, and all material investments and dispositions of the Company;

4.	all material borrowings and banking arrangements of the Company;

5.	all financing by the Company including the issuance of debt, equity and derivative instruments; for greater certainty, this includes the approval of all off-balance sheet financings by the Company or by special purpose entities or affiliates;

6.	the purchase and redemption of securities;

7.	any changes to the articles or by-laws of the Company;

8.	the hiring and, if necessary, the termination of the Chief Executive Officer;

9.	the compensation paid to senior management and directors, including the issuance of stock options and non–arms length consulting arrangements;

10.	any other material matters outside the ordinary course of the Company’s business including all major strategic and policy decisions; and

11.	any other matter specified by the Board as requiring its approval.

C.	Expectations of Management.

The CEO, through the Senior management, is responsible for the day-to-day operations of the Company and for providing the Board, directly or through the Chair of the Board, the appropriate committee or the Lead Independent Director, with timely, complete and accurate information on such operations. The Board expects management to propose and, after Board approval, implement the Company’s strategic plan and to be accountable for the Company’s financial and competitive performance. The Board expects the Company’s resources to be managed in a manner consistent with enhancing the value of the Company and with consideration for ethics and corporate social responsibility.

The Board may request that certain members of senior management attend all or any portion of a Board or committee meeting and may schedule presentations by managers who can provide additional insight based on their personal involvement in the matter or their particular expertise. Each director shall have complete access to any member of senior management. The Chief Financial Officer and the General Counsel of the Company shall each have access to meet separately with the Audit Committee and Governance Committee respectively, and the Lead Independent Director.

The Board may reasonably rely on the information provided to them by the Company’s senior management personnel and outside advisors and auditors.

D.	Measures for Receiving Shareholder Feedback

The Company has developed a Disclosure Policy to facilitate consistent disclosure practices aimed at informative, timely and broad dissemination of material information to the market in compliance with applicable securities laws and the rules and policies of any exchange on which the Company’s securities are listed. The Disclosure Policy Committee established under the Disclosure Policy is responsible for overseeing and monitoring communications with, and responses to inquiries from, both institutional and individual investors and the financial community consistent with the objectives of the Company’s Disclosure Policy.

Commencing in fiscal 2005, the Company intends to solicit questions and comments from shareholders by way of comments cards that will be mailed to shareholders in connection with the Company’s annual meetings. The comments received will be reviewed by the Disclosure Policy Committee and those requiring a response will be answered individually. Any member of the Disclosure Policy Committee may provide copies or summaries of such comments or other communications from shareholders to the Directors, as he or she considers appropriate.

Company spokespersons as appointed by the Disclosure Policy Committee from time to time are available to shareholders by telephone, fax and e-mail and the Company maintains up-to-date material of interest to shareholders and investors on the Company’s web site at www.adherex.com.

E.	General.

The Board of Directors shall review and assess the adequacy of the mandate of the Board on an annual basis.

Nothing in this Mandate is intended, or may be construed, to impose on any member of the Board a standard of care or diligence that is in any way more onerous or extensive than the standard required by law.